Mail Stop 4561

December 11, 2008

VIA USMAIL and FAX (410) 951-4805

Mr. Jorge A. Celaya
Executive Vice President and Chief Financial Officer
FTI Consulting, Inc.
500 East Pratt Street, Suite 1400
Baltimore, Maryland 21202

> **Re:     FTI Consulting, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed on February 29, 2008**
> **File No. 001-14875**

Dear Mr. Jorge A. Celaya:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 30

1.      In future filings, please provide the performance line graph as required by Item 201(e) of Regulation S-K.

Financial Statements and Notes

Note 3 – Acquisitions, pages 86-90

2.      We note that you granted contractual protection to sellers in certain acquisitions against the decline in value of restricted stock issued as consideration.  Tell us what consideration was given to providing an expanded discussion regarding the accounting treatment of the contingent consideration, including the initial valuation of the restricted stock, the specific restrictions on the stock and your basis in GAAP for applying the contingent consideration payable to goodwill given the guidance in paragraph 30 of SFAS 141. Additionally reconcile this policy to your disclosure in Note 8 of your Quarterly Report on Form 10-Q as of September 30, 2008.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 with any other questions.

Sincerely,

Cicely LaMothe
Branch Chief